FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor

São Paulo, SP 04538-132 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

COSAN LIMITED

Corporate Taxpayer ID (CNPJ/MF): 08.887.330/0001--52

Foreign Company

PRESS RELEASE

COSAN LIMITED (NYSE: CZZ) informs its shareholders and the market in general that COSAN S.A. (B3: CSAN3) (“Cosan” or “Company”), company controlled by CZZ, in compliance with Article 157, Paragraph 4 of Law No. 6.404 of December 15, 1976, and provisions of Instruction issued by the Brazilian Securities and Exchange Commission No. 358 of January 3, 2002, complementing the Material Fact released on October 24, 2018 (“Material Fact”) hereby clarifies the following:

i.

On October 24, 2018, Cosan announced, together with CZZ and with Cosan Logística S.A. (“RLog”), the intention to initiate a process of corporate reorganization, within which RLog would be incorporated by Cosan (“Intended Transaction”), aimed at simplifying the group’s corporate structure and increasing the liquidity of the companies involved, through the combination of their free floats.

ii.

After the Material Fact disclosure, Cosan’s Executives received several questions from shareholders and investors regarding the extent and effectiveness of the proposed simplification. In view of the concerns expressed, the group decided to cancel the Intended Transaction.

CZZ and Cosan will continue to seek appropriate ways of simplifying and optimizing its corporate structure, and future transaction will always be guided by the principles of transparency and best governance practice, while also preserving the Company’s interests and those of its shareholders.

São Paulo, November 1st, 2018

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1st, 2018

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins Title: Chief Financial Officer